For Immediate Release

Exceed Company Ltd. AnnouncesResults for ItsProgram for Early Cashless
Exercise of Warrants through Ordinary Share Exchange

BEIJING, CHINA, March 2, 2010 – Exceed Company Ltd. (“Exceed” or the “Company”) (Nasdaq: EDS) announced today the final results of its program for early cashless exercise of warrants through ordinary share exchange, which offered the holders of all 10,890,000 outstanding warrants (the “Warrants”), including Warrants held as part of the Company’s units, the opportunity, for a limited time, to acquire ordinary shares of the Company (the “Ordinary Shares”) by exchanging the Warrants for Ordinary Shares. The offer expired on Friday, February 26, 2010 at 5:00 p.m., EST.

Based on the final count by the depositary for the tender offer, a total of 32,550 Warrants (approximately 0.3% of the outstanding Warrants) were exchanged for a total of 8,223 Ordinary Shares. Following completion of the offer, Exceed has 10,145,080 Warrants outstanding, each exercisable for 1 Ordinary Share.

Upon termination of the offer, all of the original terms of the Warrants were reinstituted, and the Warrants will expire on November 8, 2011. This expiration could be accelerated by redemption as outlined in the filings made by Exceed and its predecessor 2020 ChinaCap Acquirco, Inc. (“2020”) with the SEC related to the original issuance of the Warrants.

This news release is merely a notification of the results of the tender offer and is neither an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Exceed or any of its subsidiaries. The tender offer was made upon the terms and subject to the conditions set forth in the Offer Letter dated November 30, 2009, as supplemented on January 5, 2010, and this release should be read in conjunction with those documents.

ABOUT EXCEED COMPANY LTD

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. It is one of the leading domestic sports and leisurewear brands in China in terms of market share by sales revenue. Since operations began in 2002, Exceed has experienced significant growth in the mass market concentrated in the second and third tier cities in China and has established a market leading position as one of the top five Chinese sportswear brands. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

FORWARD-LOOKING STATEMENTS

This  press  release  contains  forward-looking  statements  within  the  meaning  of  the  Private  Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management’s current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

INVESTOR RELATIONS CONTACT

Devlin Lander
ICR
(415) 419-5606
devlin.lander@icrinc.com

or

Katharine O’Brien
ICR
(415) 419-5634
katharine.obrien@icrinc.com